CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF TRUST

OF

SAVVLY FUND

THIS Certificate of Amendment to Certificate of Trust of Savvly Fund (the "Trust") is being duly executed and filed by the undersigned, as trustee, to amend the Certificate of Trust of a statutory trust formed under the Delaware Statutory Trust Act (12 Del. C. Section 3801 et seq.) (the "Act").

1. Name. The name of the statutory trust is Savvly Fund.

2. Amendment to Certificate. The Certificate of Trust of the Trust is hereby amended by changing the name of the Trust to Savvly 80+ Fund.

3. Effective Date. This Certificate of Amendment shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment in accordance with Section 3811(a)(2) of the Act.

Name: Dario Fusato
Title: Trustee